BB 3/4



SECURIT 02006480 MISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-31926

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MAKEFIELD SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
789 S FEDERAL HWY SUITE 102
(No. and Street)

STUART	FL	34994
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BARRY C. HIXON (561) 286-2001
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
ROMEO & CHIAVERELLI, CERTIFIED PUBLIC ACCOUNTANTS
(Name — *if individual, state last, first, middle name*)

1601 WALNUT STREET SUITE 815	PHILADELPHIA	PA	19102
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/21

OATH OR AFFIRMATION

I, BARRY C. HIXON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAKEFIELD SECURITIES CORPORATION, as of DECEMBER 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CH & C.E.O.

Title

Notary Public


NOTARY PUBLIC
STATE OF FLORIDA
Barbara Klemencic
Commission # CC 968191
Expires Oct. 20, 2004
Bonded Thru
Atlantic Bonding Co., Inc.

This report** contains (check all applicable boxes):

XX (a) Facing page.
XX (b) Statement of Financial Condition.
XX (c) Statement of Income (Loss).
XX (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
XX (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
XX (g) Computation of Net Capital
XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
XX (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
XX (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
XX (l) An Oath or Affirmation.
N/A (m) A copy of the SIPC Supplemental Report.
N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
XX (O) INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROMEO & CHIAVERELLI LLC

Certified Public Accountants

oseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

To The Board of Directors
Makefield Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Makefield Securities Corporation for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17-a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, varifications, and comparisons

2. Recordation of difference required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsiblity, estimates and judgements by management are required to assess

the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable,but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matter in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequancy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17-a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, is not to be and should not to be used by anyone other than these specified parties.



Romeo and Chiaverelli LLC
Certified Public Accountants
February 20, 2002

Makefield Securities Corporation
Financial Statements
and Additional Information
December 31, 2001

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Independent Auditors' Report

To The Board of Directors
Makefield Securities Corporation

We have audited the statement of finanical condition of Makefield Securities Corporation as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the finacial statements referred to above presents fairly, in all material respects, the financial position of Makefield Securities Corporation as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic finanical statements, taken as a whole. The information contained in schedules on pages 10-13 are presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Sercurities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic finanical statements and, in our opinion, is fairly stated in all matertial respects in relation to the basic financial statements taken as a whole.

Romeo and Chiaverelli LLC
Certified Public Accountants
February 20, 2002

-CONTINUED-

CONTENTS

Makefield Securities Corporation
Statement of Financial Condition
December 31, 2001

ASSETS

Cash and cash equivalents		$ 30,053
Receivables		
Commissions		8,799
Clearing Organization		22,559
Loans Receivable		128,381
Secutrities with Clearing Organization		3,381
Securities borrowed under Subordination Agreement (Note 2)		104,000
Deposits		2,623
Furniture, Equipment and Leasehold Improvements, at cost	198,264	
Less: Accumulated Depreciation	(176,300)	
Total Property, Plant And Equipment		21,964
TOTAL ASSETS		$ 321,760

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts Payable	$ 93,859	
Accrued Expenses	6,000	
Other Accrued Expenses	4,836	
Subordinated notes to claims of general creditors (Note 2)	104,000	
TOTAL LIABILITIES		$ 208,695
Stockholder's Equity		
Common Stock, no par value 100,000 shares authorized 100,000 shares issued and outstanding	1,000	
Additional Paid In Capital	97,500	
Retained Earnings	14,565	
TOTAL STOCKHOLDERS' EQUITY		113,065
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 321,760

The accompanying notes are an integral part of these financial statements.

Makefield Securities Corporation
Statement of Income and Expenses
For the Twelve Months Ended December 31, 2001

	Twelve Months
REVENUES	
Commissions	$ 860,574
Interest Income	11,822
Other Income	85,321
Total Revenues	957,717
EXPENSES	
Commission Expense	332,309
Employee Compensation and benefits	152,106
Interest Expense	5,046
Clearing and Execution Expense	237,379
Occupancy Rental	81,284
Other Operating Expense	243,244
Total Expenses	(1,051,368)
Net (Loss)	$ (93,651)

The accompanying notes are an integral part of these financial statements.

Makefield Securities Corporation
Statement of Changes in Stockholders' Equity
December 31, 2001

Schedule of Retained Earnings

Beginning Retained Earnings	$ 108,216
Net (Loss)	(93,651)
Ending Retained Earnings	$ 14,565

Schedule of Paid-In-Capital

Beginning Paid in Capital	$ 74,000
Increase in Paid in Capital	23,500
Aditional Paid In Capital	$ 97,500

Schedule of Common Stock

Common Stock, without par value, 100,000 shares authorized, 100,000 shares issued and authorized	$ 1,000
Common Stock	$ 1,000

The accompanying notes are an integral part
of these financial statements

Makefield Securities Corporation
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
December 31, 2001

Subordinated notes to claims of general creditors at 12/31/00	$ 91,000
Additions to Subordinated Notes	13,000
Subordiated notes to claims of general creditors at 12/31/01	$ 104,000

The accompanying notes are an integral part of these financial statements.

Makefield Securities Corporation
Statement of Cash Flows
For the Twelve Months Ended December 31, 2001

Cash flows from operating activities:		
Net (loss)		$ (93,651)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	12,402	
Change in commissions receivable	31,422	
Change in accounts receivable	(4,357)	
Change in loans receivable	(49,896)	
Change in securities with Clearing Organization	3,323	
Change in deposit receivable	19,935	
Change in accounts payable	2,872	
Change in inventory short	(500)	
Change in other accrued expenses	(1,802)	
Total adjustments		13,399
Net cash used by operating activities		(80,252)
Cash flows from investing activities:		
Net cash used by investing activities		0
Cash flows from financing activities:		
Additional Paid In Capital	23,500	
Net cash provided by financing activities		23,500
Net change in cash and cash equivalents		(56,752)
Cash and cash equivalents at beginning of year		86,805
Cash and cash equivalents end of year		$ 30,053
Supplemental disclosure		
Interest paid	$ 5,046	

The accompanying notes are an integral part of these financial statements.

Makefield Securities Corporation
Notes to Financial Statements
December 31, 2001

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated in April, 1984 under the laws of the Commonwealth of Pennsylvania for the purpose of marketing and trading securities, municipal bonds and other financial instruments.

The following comprise the company's significant accounting policies:

Method of Accounting

The Company maintains its books of account on the basis of recording revenue when earned and expenses when incurred (the accrual basis) in conformity with generally accepted accounting principles and files its tax returns on the basis of recording revenue when received and expenses when paid (the cash basis).

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over useful lives of the assets which is three years. Maintenance and repairs are charged to expenses as incurred; major renewals and betterments are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Recognition of Revenue

Customers' securities transactions are recorded on a settlement sheet date basis with related commission income and expenses recorded on a trade date basis.

Income Taxes

The Company's shareholders elected S corporation status effective January 1, 1988. In lieu of corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income.

Cash

For purposes of the statement of cash flows, the Company includes as cash amounts on deposit at banks. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expense during the reported period. Actual results could differ from those estimates.

NOTE 2 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Pursuant to secured demand note collateral agreements, Makefield Securities Corporation issued demand notes as follows:

Equity agreement secured demand note due on December 31,2004 with interest at 8%. The note is partially secured by a FHLM Pool due July 1, 2017. The equity value of cash and securities is $ 40,085. An amendment extending the maturity date from December 31,2001 to December 31, 2004 was accepted by the National Association of Securities Dealers.

Amount of note:	$ 39,000.

A collateral agreement secured demand note due on December 31,2004 with interest at 8%. The equity value of cash in a segregated account is $67,688. This agreement was approved by the National Association of Securities Dealers effective March 2, 2001.

Amount of note:	$ 65,000.
Total subordinated debt	$104,000.

The subordinated borrowing is covered by an agreement approved by the National Association of Securities Dealers Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule.

NOTE 3 - COMMITMENTS

The Company has entered into a three year lease for office space dated March 1, 2000, expiring February 28, 2003. The following is a schedule of future minimum payments required under the lease as of December 31, 2001:

Period ending December 31, 2002:	74,182.
Period ending February 28, 2003:	12,420.
	$ 86,602.

The company has an agreement with a clearing organization which is a registered broker-dealer with the Securities and Exchange Commission, to act as Makefield Securities Corporation 's agent in providing certain broker services for its customers.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.At December 31, 2001, the Company had a net capital of $63,408. which was $ 13,408 in excess of its required net capital of $ 50,000. The Company's net capital ratio was 1.65 to 1.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company leases automobiles and office equipment under a year to year basis with it's corporate officers. The company at this time has no plans to terminate this arrangement.

NOTE 6 - CONTINGENT LIABILITIES

The Company has been named as a respondent in a NASD arbitration proceeding. The proceeding was brought by a customer. The Company is vigorously defending these actions and believes that it will ultimately prevail. However, the outcome of litagated matters is uncertain and there are no assurances that the Company will prevail on these matters. If the Company is found liable in this matter, it could have a substantial impact on the Company's net capital.

-CONTINUED-

Makefield Securities Corporation

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2001

Makefield Securities Corporation claims an exemption from Rule 15c3-3 on Section 15c3-3 (k) (2) (ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customers funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by the broker or dealer. The clearing broker is Pershing.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001

Makefield Securities Corporation claims an exemption from Rule 15c3-3 on Section 15c3-3 (k) (2) (ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, or who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Makefield Securities Corporation

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001

NET CAPITAL

Total Stockholders' Equity Qualified for Net Capital		$ 113,065.
Add: A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		104,000.
Total capital and allowable subordinated liabilities		$ 217,065.
Deductions and/or charges		
A. Non-allowable Assets		
Loan and Accounts Receivable	128,381.	
Prepaid expenses, deposits	2,623.	
Furniture, equipment and leasehold improvements (net of depreciation)	21,964.	
Total Deductions and/or Charges		152,968.
Net Capital before haircuts		$ 64,097.
Less:		
Haircuts on money market funds		182.
Haircuts on other securities		507.
Net Capital		$ 63,408.

Makefield Securities Corporation

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 104,695.
Total aggregate indebtedness	$ 104,695.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required or $ 50,000. if greater	$ 50,000.
Excess net capital at 1500%	$ 13,408.
Excess net capital at 1000%	$ 52,938.
Ratio: Aggregate Indebtedness to Net Capital	1.65 to 1

Makefield Securities Corporation

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of
December 31, 2001

Net Capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$ 61,319.
Add:	
Increase in Accounts Payable	2,089.
Net Capital per above (Note-3)	$ 63,408.